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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    James D. Bennett
    c/o Bennett Management Corporation
    2 Stamford Plaza
    Suite 1501
    281 Tresser Blvd.
    Stamford, Connecticut 06901

2.  Date of Event Requiring Statement (Month/Day/Year)

    January 27, 2000

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Golden Books Family Entertainment, Inc. (GBFE)1

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person


_________________________

1Previous trading symbol and the trading symbol for which Golden Books Family Entertainment, Inc. has applied to
 NASDAQ for continued use.



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     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

    Common Stock,     0
    $.01 par value
            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date


Convertible
Preferred
Stock*       currently   8/20/16 Common  2,132,545     3.8462    I                       General Partner
                                                                                         or Principal of
                                                                                         Investment
                                                                                         Manager





Explanation of Responses:

*Convertible Preferred Stock was convertible into Common Stock outstanding prior to January 27, 2000 ("Old Common Stock") at the ratio of 3.8642 shares of Old Common Stock per share of Convertible Preferred Stock. Based on the Reporting Person's beneficial ownership of 554,455 shares of Convertible Preferred Stock, the Reporting Person is deemed to beneficially own 2,132,545 shares of Old Common Stock for purposes of this filing. New common stock was issued pursuant to a Plan of Reorganization effective January 27, 2000.

SIGNATURE OF REPORTING PERSON


                                2



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/s/ James D. Bennett
___________________________
James D. Bennett

DATE:

February 7, 2000














































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75252000.BD9